KinerjaPay Corp.
J1 Multatuli, No. 8A
Medan, 20151 Indonesia

October 18, 2016

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Geoff Kruczek, Senior Staff Attorney

RE: KinerjaPay Corp.

File No. 333-211294
Registration Statement on Form S-1
Request for Acceleration

Ladies and Gentlemen:

On behalf of Kinerjapay Corp. this is to request that the above-referenced registration statement be declared effective by the Commission on October 20, 2016 at 2:30 p.m. EST or as soon thereafter as reasonably practicable.

Respectively submitted,

/s/ Edwin Witarsa Ng
CEO